

July 22, 2020

Matthew C. Liuzzi
Vice President, Chief Financial Officer and Treasurer
USA Compression Partners, LP
111 Congress Avenue
Suite 2400
Austin, TX 78701

>   **Re: USA Compression Partners, LP**
>   **Form 10-K for the Fiscal Year Ended December 31, 2019**
>   **Filed February 18, 2020**
>   **File No. 001-35779**

Dear Mr. Liuzzi:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2019

Item 6. Selected Financial Data
Non-GAAP Financial Measures, page 38

1. We note your presentation of the non-GAAP measure gross operating margin. Please present a reconciliation for this non-GAAP measure in accordance with Item 10(e)(1)(i)(B) of Regulation S-K. In doing so, reconcile this measures to the most directly comparable GAAP measure of gross margin. If you do not believe gross margin that includes depreciation and amortization is the most directly comparable GAAP measure, please tell us why in your response.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation